Exhibit 99.1

Obsidian Energy Announces 2022 Operations Update, 2023 Guidance Update, and Inaugural ESG Report

•	2022 second half development program continues to perform with strong results in Willesden Green and Peace River
•	Recently drilled Seal Clearwater oil well on production
•	2023 guidance and return of capital intentions to be announced in January 2023
•	Inaugural Environment, Social and Governance Report published

CALGARY, December 16, 2022—OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an update on our 2022 second half development program, our 2023 guidance, and the release of our inaugural environment, social and governance report for 2021.

2023 GUIDANCE

We are committed to delivering a budget that balances production growth and free cash flow generation for 2023. Given the considerable optionality of our asset base coupled with results from drilling programs that are still in progress from our active 2022 capital program, and the recent volatility in both oil prices and heavy oil differentials, we are deferring the release of our 2023 capital budget and associated guidance until January 2023 to allow more time to refine and optimize our operating plans.

While evaluating various development opportunities for our 2023 program and considering different pricing scenarios, the Obsidian Energy team is moving ahead with plans and preparation for first quarter 2023 development. We expect that the 2023 program will include drilling in all core areas including first quarter 2023 drilling in our Viking area following the successful step-out well in 2022, and a significant Clearwater exploration and Bluesky program in Peace River. Once the 2023 capital budget has been approved, detailed guidance along with our intentions regarding continued debt repayment and shareholder return of capital will also be provided.

2022 DEVELOPMENT PROGRAM

Since the end of the third quarter, an additional 14.0 wells (13.4 net) were rig-released, including four Cardium wells (4.0 net) in Willesden Green, three Cardium wells (2.9 net) and one vertical Devonian well (0.5 net) in Pembina, and five Bluesky wells (5.0 net) and one Clearwater well (1.0 net) in Peace River. We expect to finish drilling the remainder of our 35 well (33.9 net) second half 2022 program with the final two wells (1.9 net) rig released in early January 2023. In total, we expect 61 wells (59.7 net) from the 2022 development program will be rig-released in 2022, of which 49 wells (47.9 net) are planned to be on production by the end of the year. In addition, two wells (1.8 net) were rig released and nine wells (8.6 net) were on production from our 2021 development program during 2022.

Willesden Green

Our Willesden Green development continues to provide strong returns to the Company. The Crimson 3-03 Pad exhibited top tier results with one of the wells leading the top Cardium well list in Alberta for October1

[1]	ATB Capital Markets, ‘E&P Top Well Results’, November 24, 2022; Raymond James Ltd., ‘Important / Notable Wells with Updated November GeoSCOUT Data’, November 25, 2022.

when the well produced 15,800 bbls at an average rate of 510 bbl/d of oil. In total, the two wells on the pad reached peak initial production (“IP”) rates of 1,187 boe/d (47 percent oil).

Since the third quarter, Obsidian Energy rig released four wells (4.0 net) targeting the Cardium formation. Currently, the North Crimson 9-04 Pad well is on production with an IP-30 average rate of 341 boe/d (39 percent oil). This well targeted the north end of the Willesden Green field, expanding our core Cardium Willesden Green drilling inventory and adding incremental reserves to the field. The Mannville 2-18 Pad gas well drilled late in the third quarter produced at peak 30-day rates of 1,028 boe/d (14 percent liquids). Three additional Cardium wells drilled in the third quarter have been completed and are waiting to come on production in late December and early January.

Pembina

The 16-09 Pad has cleaned up with peak 30-day production pad rates of approximately 516 boe/d (60 percent oil) for the two newest wells. One Devonian vertical well is under-going tie-in and is expected to be on production in December following successful stimulation. Currently, three wells (2.9 net) from the South Pembina 14-6 Pad are completed and awaiting facility tie-in in December.

In addition, the first non-operated development well at PCU#11 (1-25-49-11W5, 44.8 percent working interest) came on production in October. The well was recognized as the top Alberta Cardium producer in October at 610 bbl/d oil2.

Peace River

Our Bluesky development continues to deliver strong program results highlighting the strength of our position in the Peace River oil play. From a recent notable well report3, Obsidian Energy drilled the top three cumulative production heavy oil wells over the last 12 months within our Bluesky development, with five of our wells being in the top ten for the province.

In the fourth quarter to date, we rig-released five Bluesky wells (5.0 net) from our second half 2022 program, with two wells (2.0 net) currently producing to rate constrained temporary facilities during their clean up process in our Seal property. In total, five Bluesky wells (5.0 net) continue to produce through these temporary production facilities, which are expected to be tied-in to permanent facilities through December and early January.

In November, we rig released the first of our two second half wells (2.0 net) targeting the Clearwater play. Drilled in the Seal area, this well is currently in the process of cleaning up; early results are encouraging with current production of 110 bbl/d using a rate-limited pump. As per our laboratory test, oil quality is 11.7° API with viscosity superior to our Bluesky production. The second well, located in our Dawson field immediately adjacent to the Peavine Clearwater play, spud on December 15 with testing planned in early 2023. These wells will further delineate our land base and provide key information about our Clearwater assets, which will be used to determine the focus and scope of our 2023 Clearwater exploration and development program. We anticipate having an active first half 2023 Clearwater program comprised of vertical oil sands evaluation wells and exploratory drilling locations.

We also purchased a further two-and-a-half sections (approximately 1,600 acres) of land with prospective Bluesky and Clearwater rights in the Peace River area in the fourth quarter. This brings our total land ownership to 500 sections of heavy oil rights in Peace River.

Viking

The eight wells (8.0 net) from our Viking program continue to perform extremely well and within expectations. Closely following the successful step-out well that displayed prolific peak rates of 242 boe/d (88 percent oil) and an IP 90-day rate of 201 boe/d (86 percent oil), respectively, we plan to accelerate our western Viking development in the first quarter of 2023.

[2]	ATB Capital Markets, ‘E&P Top Well Results’, November 24, 2022.
[3]	Raymond James Ltd., ‘Important / Notable Wells with Updated November GeoSCOUT Data’, November 25, 2022.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) REPORT

We are pleased to announce the release of our inaugural environmental, social and governance report for year-end 2021 (the “ESG Report”), which presents a comprehensive view of the Company’s commitment to sustainability across the organization and the communities we work in. We are proud of our commitment to strong ESG practices that include minimizing our environmental impact, creating a culture where individuals and our communities are valued, and implementing best-in-class governance practices to ensure we are acting in the interests of our stakeholders.

“We believe in supporting our communities, contributing to the economy, providing a safe workplace, minimizing our environmental impact and acting in the interests of our stakeholders,” said Stephen Loukas, Interim President and CEO. “Strong stewardship is an integral part of our organization and shapes how we run the business. We are excited to share the results of our journey and look forward to advancing our sustainability practices as part of our long-term strategy.”

Key highlights from our ESG Report includes:

•	Obsidian’s ESG approach to sustainability along with key initiatives, metrics, and accomplishments

•	30 percent reduction in decommissioning liabilities since 2018

•	40 percent decrease in total greenhouse gas emissions since 2018

•	40 percent and 35 percent reduction in our fresh water usage and intensity since 2019

•	Implemented over 10,500 worker safety initiatives since 2017

•	Maintained lost time injury frequency below industry average at 0.18 cases per 200,000 work hours in 2021

•	Provided over $1.8 billion in economic contribution to local communities, suppliers, and other stakeholders since 2017

•	The Board’s and executives’ equity-based compensation links pay with total shareholder return – measured through a series of corporate goals and performance targets, including specific ESG metrics

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A key and growing focus of the Board and management involves the responsibility for oversight and approval of ESG strategies and goals to ensure our actions minimize impact to the environment and stakeholders, and that a strong ESG culture is integrated throughout the Company

For more information, please visit our website or download the ESG Report.

HEDGING UPDATE

The Company continues to focus our hedging program on near term WTI positions to protect cashflow given our first half capital program. As at December 15, 2022, the following financial oil and gas contracts are in place on a weighted average basis:

WTI Oil Contracts

Type	Remaining Term	Volume (bbls/d)	Bought Put Price (C$/bbl)	Sold Call Price (C$/bbl)	Swap Price (C$/bbl)
WTI Collar	October 2022	10,000	109.75	130.07	—
WTI Swap	November 2022	1,950			123.97
WTI Collar	November 2022	7,000	106.07	126.77	—
WTI Collar	December 2022	2,000	105.00	130.20	—

AECO Natural Gas Contracts

Type	Remaining Term	Volume (mcf/d)	Swap Price (C$/mmf)
AECO Swap	October 2022	26,065	4.74
AECO Swap	December 2022 – March 2023	14,976	6.18
AECO Swap	April 2023 – October 2023	27,487	4.07

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

ABBREVIATIONS

Oil		Natural Gas
API	American Petroleum Institute	AECO	Alberta benchmark price for natural gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mmcf	million cubic feet
boe	barrel of oil equivalent	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	NGL	natural gas liquids
MSW	Mixed Sweet Blend
Mbbls	Million barrels
WTI	West Texas Intermediate

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our commitments in connection with delivering our capital budget; our updated timing for providing our 2023 capital budget, associated guidance and our intentions for debt repayment and shareholder returns; our plans and expectations for our 2023 first quarter development program; our on production, drilling timing, rig release and tie-in schedules; our expectation for facility development capital in 2023; our expectations regarding development for the Clearwater formation and our other locations in 2023; our expectations and beliefs in connection with the ESG report; and our hedging program.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the ability of members of OPEC, and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the Alberta Site Rehabilitation Program) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and general & administrative costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels; future exchange rates, inflation rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our Notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our 2022 budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the COVID-19 and/or other factors pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or all of our credit facilities and notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our notes; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; the risk that our costs increase significantly due to inflation, supply chain disruptions and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic and/or public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com